Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
TELA Bio, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-235241) on Form S-8 of TELA Bio, Inc. of our report dated March 30, 2020, with respect to the consolidated balance sheets of TELA Bio, Inc. as of December 31, 2019 and 2018, the related consolidated statements of  operations and comprehensive loss,  redeemable convertible preferred stock and stockholders’ equity (deficit),  and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes, which report appears in the December 31, 2019 annual report on Form 10-K of TELA Bio, Inc.

/s/ KPMG LLP

Philadelphia, Pennsylvania
March 30, 2020